

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
Room 1512 Block 4 Kang Yuan Zhihui Gang
No 50 Jialingjiang East Road
Jiangsu Province 210000
PRC

> **Re: Oriental Culture Holding LTD**
> **Registration Statement on Form F-1/A**
> **Amended on May 1, 2019**
> **File No. 333-234654**

Dear Ms. Ni:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form F-1 Filed on May 1 2020

Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition , page F-13

1. With respect to the listing service fee, please describe your basis of recognizing revenue "ratably over time" and explain to us your consideration of ASC 606-10-25-31 through 25-37.

2. Regarding your marketing services, please clarify your disclosure and tell us:

- if you provide several services to customers under a contract and if so, whether you consider each service to be separately identifiable from the others in the contract. If applicable, tell us how you allocate the transaction price to each service. In this regard, we note you provide services such as consultation, supporting, legal protection etc. Please refer to ASC 606-10-25 and ASC 606-10-32 in your response.
- your basis for amortizing fees "based on the service period." Provide us your analysis by each type of marketing service including but not limited to the promotion services to place ads on various websites. Refer us to the supporting authoritative accounting literature that is the basis for your policy.

Item 8. Exhibits and Financial Statement Schedules , page II-2

3. Please provide the auditor's consent for the report dated September 13, 2019, relating to the audited financial statements of HKDAEx as of December 31, 2018.

 You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li